FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
October 20, 2003

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-14278

WIMM-BILL-DANN FOODS OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

16, Yauzsky Boulevard

Moscow 109028

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      ☒      Form 40-F      ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      ☐      No      ☒

Wimm-Bill-Dann Foods OJSC launches production of yogurts in Ukraine.

Press-release

Moscow, Russia - October 20, 2003 – Wimm-Bill-Dann Foods OJSC today announced that a new production line had been installed and launched at the Kharkov Dairy Plant PJSC in Kharkov, Ukraine. The total cost of the project is approximately US$8.1 mln.

A new production and filling line for dairy products – milk and cream yogurts and puddings – has been launched at the Kharkov Dairy Plant PJSC. Tetra Pak high-technology production equipment, which comprises Almix and Tetra Therm Aseptoc Flex units (Sweden) and Hassia filling line (Germany), is being used

The capacity of the yougurt filling line is 5,000 kg per hour. The machine forms 125 g cups and enables aseptic filling.

Using this equipment the Kharkov Dairy Plant is going to produce a range of four-cup milk yogurts under “Frugurt” trademark in 4x125 g packaging with natural peach, raspberry, cherry, strawberry and apricot-mango flavours. Besides, there will be milk and milk-cream yogurts under “Chudo” trademark with pineapple, strawberry, raspberry, cherry, peach-marakuya and blackberry pieces. Previously, these products were made at Wimm-Bill-Dann’s manufacturing facilities in Russia and imported to Ukraine.

The current project is aimed at satisfying consumer demand and enhancing operating efficiency through the introduction of high technology to dairy production.

- Ends -

For further information contact:

Kira Kiryuhina

Wimm-Bill-Dann Foods OJSC

Yauzsky Boulevard, 16, Moscow

tel.: 733 9726/9727

fax: 7339725

www.wbd.com

e-mail: kira@wbd.ru

Some of the information contained in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Wimm-Bill-Dann Foods OJSC, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially.  We do not intend to update these statements to conform them to actual results.  We refer you to the documents Wimm-Bill-Dann Foods OJSC files from time to time with the U.S. Securities and Exchange Commission, specifically, the Company’s most recent Form 20-F.  These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, potential fluctuations in quarterly results, and risks associated with our competitive environment, acquisition strategy, ability to develop new products or maintain market share, brand and company image, operating in Russia, volatility of stock price, financial risk management, and future growth.

NOTES TO EDITORS

Wimm-Bill-Dann Foods OJSC is a leading manufacturer of dairy and juice products in Russia. The company was founded in 1992.

The Company currently owns 24 manufacturing facilities in 20 locations in Russia and the Commonwealth of Independent States (CIS), as well as affiliates in 26 cities in Russia and the CIS. The company also distributes its products in Canada, Germany, Israel, the Netherlands, the UK and the United States through both its own distribution network and independent distributors.

Wimm-Bill-Dann has a strong and diversified branded portfolio with over 1,100 types of dairy products and over 170 types of juice, nectars and still drinks. The company currently employs over 18,000 people.

Wimm-Bill-Dann was rated first best out of 45 firms in terms of transparency in the S&P survey of leading Russian companies, and was rated third best in the latest Brunswick UBS Warburg survey of corporate governance in Russia.

Wimm-Bill-Dann was awarded best European Equity Deal of 2002 by Euroweek and Institutional Investor magazines.

PJSC Kharkov Dairy Plant is one of the largest milk processing facilities in Ukraine. It was built in 1973 under a special project designed by the Ukrainian State Meat and Dairy Industry Design Institute. Its input design processing capacity is 500 tons per day.

In September, 2002 PJSC Kharkov Dairy Plant affiliated with Wimm-Bill-Dann Foods OJSC, which purchased 76.75% of its shares.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WIMM-BILL-DANN FOODS OJSC

	By:	/s/ Vladimir V. Preobrajensky
	Name:	Vladimir V. Preobrajensky
	Title:	Chief Financial Officer
Wimm-Bill-Dann Foods OJSC

Date: October 20, 2003